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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For JUNE 7, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

1.   Press Release entitled "CVRD Announces Memorandum of
     Understanding with Antofagasta Plc" dated June 6, 2002...........    3




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[GRAPHIC OMITTED] Companhia                                 Press Release
                  Vale do Rio Doce




                CVRD Announces Memorandum of Understanding with
                               Antofagasta Plc.


Rio de Janeiro June 6, 2002 - Companhia Vale do Rio Doce (CVRD), the world's largest producer and exporter of iron ore and pellets, and Antofagasta Plc. (Antofagasta), a multinational company with mining activities, one of the largest Chilean copper producers, listed on the London Stock Exchange and controlled by LUKSIC group, signed on June 5, 2002 a Memorandum of Understanding, by which they have expressed their intention to co-develop a joint venture for mining research and exploration near Cuzco in southern Peru. The mentioned area, considered promising, has approximately 60 thousand square kilometers. Other important mining investments are located there.

According to this Memorandum of Understanding, (i) Anaconda Peru S.A. (Anaconda), Antofagasta's subsidiary, will transfer assets and mining rights to a new company to be incorporated in Peru (Newco), retaining a total participation of 99.9%; (ii) CVRD will establish a new company, called Compania Minera Andino-Brasilera (CMAB), which will hold a total participation of 0.1% in Newco, the company to be established; (iii) CMAB will be given the option to acquire a total participation of 50% of Newco, after having invested US$6,700,000.00 during an investment period of three years in mining research and exploration at Newco.

This operation will be subject to the preceding conditions, that is, the establishment of both, Newco and CMAB, estimated to be implemented during the month of June 2002, according to the parties.

This transaction is a relevant movement in CVRD's strategy, in line with the internationalization of its activities, and reaffirms the Company's emphasis on copper mining, following the Mineracao Serra do Sossego S.A and Salobo Metais S.A acquisitions.


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                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: June 7, 2002